Exhibit 99.8

HIGHLIGHTS

Highlights		3
2015-2016: A $2.2 billion surplus recorded		4
A balanced budget in 2016-2017 and subsequent years		5
Acceleration in economic growth in Québec		6
Québec Economic Plan: Additional investment of $2.2 billion in services		9
—	$300 million more per year for health	10
—	$110 million more per year for education and higher education	11
—	$100 million more per year to support regional economic development	12
—	Additional investments of $400 million in public infrastructure	13
—	Complete elimination of the health contribution as of January 1, 2017	14
$610-million reduction in the gross debt in 2015-2016		15

1

HIGHLIGHTS

The October 2016 Update of the Québec Economic Plan is an opportunity for the government to report on its economic and financial initiatives. The update reflects the latest information on the economic situation and the government’s revenue and expenditure.1 In particular, it:

—	confirms a balanced budget as at March 31, 2016. A $2.2-billion surplus was recorded in the Public Accounts 2015-2016;

—	includes an enhancement of the Québec Economic Plan. In view of the improved financial situation, the government is:

—	strengthening the funding of public services through additional investments in health, education and infrastructure to spur economic and regional development,

—	easing the tax burden on taxpayers by eliminating the health contribution completely on January 1, 2017.

—	continues reducing the debt.

CHART 1

Budgetary balance(1) from 2009-2010 to 2017-2018
(millions of dollars)

(1)	Budgetary balance within the meaning of the Balanced Budget Act.
(2)	Budgetary balance excluding the impact of accounting changes. The budgetary balance including accounting changes totalling $418 million is a deficit of $725 million.

1	Unless otherwise indicated, this document is based on the data available as at October 6, 2016.

Highlights	3

2015-2016: A $2.2 BILLION SURPLUS RECORDED

The results published in the Public Accounts 2015-2016 confirm the achievement of a balanced budget. A $2 191-million surplus was recorded for 2015-2016. The improvement relative to the March 2016 forecasts reflects the economy’s good performance and stems mostly from one-off, or non-recurring, factors. This is attributable to:

—	higher-than-expected own-source revenue owing, in particular, to the completion of processing of personal income tax returns and more robust corporate results recorded at fiscal year-end;

—	lower spending as a result of one-off factors; for example, non-utilization of the Contingency Fund, sums not spent because of strike days, and one-off savings of certain government funds and bodies, such as school board surpluses;

—	non-utilization of the contingency reserve.

TABLE 1

Actual results in 2015-2016 relative to Budget 2016-2017
(millions of dollars)

	2015-2016
	Budget		Actual
	2016-2017	Adjustments	results
Consolidated revenue
Own-source revenue excluding government enterprises	75 370	839	76 209
Government enterprises	4 961	52	5 013
Federal transfers	19 089	–188	18 901
Total Consolidated revenue	99 420	703	100 123
% change	3.6		4.4
Consolidated expenditure
Program spending	–66 460	829	–65 631
Other consolidated expenditure(1)	–21 174	335	–20 839
Mission expenditures	–87 634	1 164	–86 470
% change	2.5		1.1
Debt service	–10 055	46	–10 009
Total Consolidated expenditure	–97 689	1 210	–96 479
% change	2.0		0.7
Contingency reserve	–300	300	—
SURPLUS (DEFICIT)	1 431	2 213	3 644
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–1 431	–22	–1 453
BUDGETARY BALANCE(2)	—	2 191	2 191
(1)	Including consolidation adjustments.
(2)	Budgetary balance within the meaning of the Balanced Budget Act.

The Québec Economic Plan
4	October 2016 Update

A BALANCED BUDGET IN 2016-2017 AND SUBSEQUENT YEARS

The government’s consolidated financial framework presents a balanced budget in 2016-2017 and for subsequent years.

Overall, expenditure will remain equal to revenue.

—	In 2016-2017, consolidated revenue will be $102.3 billion, for 2.2% growth, and consolidated expenditure will stand at $100.2 billion, for 3.8% growth.

—	For 2017-2018, consolidated revenue growth will be 2.7% and consolidated expenditure growth, 2.3%.

The government will keep the budget balanced while continuing to make deposits of dedicated revenues in the Generations Fund. Deposits will total $2.0 billion in 2016-2017 and $2.5 billion in 2017-2018.

TABLE 2

Consolidated summary financial framework – October 2016 Update
(millions of dollars)

	2016-2017	2017-2018	2018-2019
Own-source revenue	82 070	84 271	86 800
% change	1.0	2.7	3.0
Federal transfers	20 264	20 828	21 448
% change	7.2	2.8	3.0
Consolidated revenue	102 334	105 099	108 248
% change	2.2	2.7	3.0
Mission expenditures	–90 138	–92 346	–94 904
% change	4.2	2.4	2.8
Debt service	–10 047	–10 149	–10 376
% change	0.4	1.0	2.2
Consolidated expenditure	–100 185	–102 495	–105 280
% change	3.8	2.3	2.7
Contingency reserve	–150	–150	–150
SURPLUS (DEFICIT)	1 999	2 454	2 818
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–1 999	–2 454	–2 818
BUDGETARY BALANCE(1)	—	—	—
(1)	Budgetary balance within the meaning of the Balanced Budget Act.

Highlights	5

ACCELERATION OF ECONOMIC GROWTH IN QUÉBEC

Québec is enjoying favourable economic conditions:

—	sound public finances are bolstering consumer and business confidence;

—	The Index of Consumer Confidence, measured by the Conference Board of Canada, is at its highest level since 2007.

—	For the first time in 16 years, Québec businesses are the most confident among all the provinces, according to the Canadian Federation of Independent Business.

—	job creation is continuing, particularly full-time employment and private-sector jobs;

—	In the first nine months of 2016, Québec created the second-highest number of full-time jobs of all the provinces.

—	low oil prices benefit consumers and the Québec manufacturing sector, while the low dollar boosts exports.

These conditions will translate to an acceleration in economic growth in Québec. Following 1.1% growth in real gross domestic product (GDP) in 2015, the October 2016 Update of the Québec Economic Plan forecasts economic growth of 1.4% in 2016 and 1.5% in 2017.

—	This means that 2016 will be the seventh consecutive year of economic growth since the 2008-2009 recession.

CHART 2

Economic growth in Québec
(real GDP, percentage change)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
6	October 2016 Update

❑	Confidence in the Québec economy is increasing

Several indicators show that consumer and investor confidence is getting stronger.

Job creation continued in 2016, with job gains mainly in full-time employment and the private sector.

—	Compared to the same period in 2015, 44 200 full-time jobs and 30 500 jobs in the private sector were created in the first nine months of 2016.

The robust job creation has fuelled consumer spending.

—	In the first two quarters of 2016, household consumption expenditure rose by 1.8% in real terms, outstripping GDP growth.

The strong labour market was reflected in consumer confidence.

—	The Index of Consumer Confidence, measured by the Conference Board of Canada, stood at 129.0 points in Québec in September, a record high since 2007.

Furthermore, responsible management of public finances and the Québec government’s sound financial position boosted business confidence.

—	In September 2016, Québec businesses were the most optimistic among the provinces for the first time in 16 years, according to the Canadian Federation of Independent Business’ Business Barometer Index.

Moreover, the optimism of small businesses spurred an upturn in business investment.

—	Non-residential business investment in real terms was 0.5% higher in the second quarter of 2016 than in the previous quarter.

TABLE 3

Change in selected economic indicators in Québec
(percentage change in real terms, unless otherwise indicated)

	2016
	Q1	Q2	Q3(1)	2015	2016(1)
Real GDP	0.7	0.2	n/a	1.1	1.3
Creation of full-time jobs (thousands)	14.6	19.2	0.7	45.0	44.2
Household consumption	0.8	0.2	n/a	1.3	1.8
Consumer confidence (points, 2014 = 100)	94.3	115.6	127.8	102.8	112.6
Business confidence (points)	64.2	61.4	65.4	57.9	63.6
(1)	Cumulative for available periods.
Sources:	Institut de la statistique du Québec, Statistics Canada, Conference Board of Canada and Canadian Federation of Independent Business.

Highlights	7

Good employment performance since May 2014

Québec’s labour market has performed well since May 2014. Statistics Canada’s monthly Labour Force Survey shows that 127 800 jobs have been created in Québec since May 2014, including:

—	125 200 full-time jobs, 98% of the total job creation;

—	97 600 jobs in the private sector, 76% of the total job creation.

Québec stands apart from the rest of Canada in that it contributed nearly 50% of the private-sector jobs created in Canada as a whole.

—	Québec ranks first among the provinces, ahead of Ontario and British Columbia, in the number of jobs created in the private sector.

Private-sector jobs created since 2014, Canada
(thousands)

Source: Statistics Canada.

The Québec Economic Plan
8	October 2016 Update

QUÉBEC ECONOMIC PLAN: ADDITIONAL INVESTMENTS OF $2.2 BILLION IN SERVICES

The improvement in Québec’s financial situation enables the government to announce additional investments of over $900 million in 2017-2018, reaching $2.2 billion within the next three years.

In particular, the government is announcing:

—	an immediate increase of over $500 million over a full year in funding for new public services:

—	$300 million for health,

—	$110 million for education,

—	$100 million for regional economic development;

—	$400 million more for public infrastructure investment.

In addition, the government is announcing that the health contribution will be completely eliminated ahead of schedule, on January 1, 2017, for another $253 million.

—	Overall, elimination of the health contribution will reduce the tax burden on Québec taxpayers by $759 million a year.

TABLE 4

Additional investments from 2016-2017 to 2019-2020 –
October 2016 Update
(millions of dollars)

	2016-2017	2017-2018	Cumulative(1)
Strengthening of funding for public services
– Health and social services	100	300	1 000
– Education and higher education	35	110	365
– Regional economic development	100	100	400
Increase in the Québec Infrastructure Plan	—	400	400
Subtotal	235	910	2 165

Complete elimination of the health contribution as of January 1, 2017	53	179	253
TOTAL	288	1 089	2 418
(1)	From 2016-2017 to 2019-2020.

Highlights	9

$300 MILLION MORE PER YEAR FOR HEALTH

The government has undertaken a major reform aimed at improved access to health care and social services and better organization of these services.

The October 2016 Update provides for immediate additional investments of $300 million on an annual basis in health and social services. These investments will go to improving access to, and the quality of, health and social services, particularly in the following areas:

—	home care;

—	Increase the services available to persons suffering a loss of functional independence.

—	residential and long-term care centres;

—	Improve residential standards and the care provided in residential and long-term care centres (CHSLDs).

—	intermediate care.

—	Improve the offering of intermediate care services.

With these additional investments, spending growth in the Santé et Services sociaux portfolio will reach 3.0% in 2017-2018, an increase of 0.6 percentage point over Budget 2016-2017.

TABLE 5

Santé et Services sociaux – Program spending
(millions of dollars)

	2015-2016	2016-2017			2017-2018
	Actual	Budget		October	Budget
	results	2016-2017	Change	2016	2016-2017	Change	October 2016
Health and social services	32 760	33 739(1)	100	33 839(1)	34 564	300	34 864
% change	1.6	3.0(1)		3.3(1)	2.4		3.0
(1)	Excluding transfers from the provision for francization of the Ministère de l’Immigration, de la Diversité et de l’Inclusion.

The Québec Economic Plan
10	October 2016 Update

$110 MILLION MORE PER YEAR FOR EDUCATION AND HIGHER EDUCATION

To build on the efforts made, the October 2016 Update provides for additional investments of $35 million in 2016-2017 and $110 million in 2017-2018 and 2018-2019 to add new education and higher education services.

For example, these new investments will be aimed at:

—	increasing academic success for elementary and secondary students;

—	continuing efforts to tailor vocational training to labour market needs;

—	improving continuing education programs by offering short course skills training aligned with regional characteristics and issues;

—	developing bridging programs for professionals trained abroad and facilitating recognition of skills and experience for faster integration into the labour market;

—	supporting the college and university networks in developing measures to assist special needs students;

—	supporting the promotion, recruitment and retention of foreign students in the higher education networks;

—	improving funding for Québec sports federations and ensuring greater predictability.

These additional investments will bring spending growth for the Éducation et Enseignement supérieur portfolio to 3.5% in 2017-2018, which represents an increase of 0.5 percentage point relative to Budget 2016-2017.

TABLE 6

Éducation et Enseignement supérieur – Program spending
(millions of dollars)

	2015-2016	2016-2017			2017-2018
					Budget
	Actual	Budget		October	2016-
	results	2016-2017	Change	2016	2017	Change	October 2016
Education and higher education	16 603	17 245	35	17 280	17 769	110	17 879
% change	0.8(1)	4.4(2)		4.6(2)	3.0		3.5
(1)	Excluding the impact of strike days.
(2)	Excluding transfers from the provision for francization of the Ministère de l’Immigration, de la Diversité et de l’Inclusion.

Highlights	11

$100 MILLION MORE PER YEAR TO SUPPORT REGIONAL ECONOMIC DEVELOPMENT

The October 2016 Update provides for immediate additional investments of $100 million annually to support regional economic development.

The additional investments will total $400 million over four years.

TABLE 7

Support for regional economic development
(millions of dollars)

	2016-2017	2017-2018	2018-2019	2019-2020	Total
Additional investments	100	100	100	100	400

Through these new amounts, the government will offer the regions, including the Capitale-Nationale region and the region of the metropolis, further financial means to support their economic development. The $100 million made available as of 2016-2017 will enhance the government’s actions to foster the regions’ outreach and the carrying out of economic development projects in Québec’s regions.

In subsequent years, the amounts will enable the government to, among other things, put in place two priority measures for the regions:

—	specific support for the regions to take charge of their economic development without the creation of new administrative structures;

—	encourage regional tourism, particularly through festivals and events.

The other regional economic development initiatives to be funded through these new amounts will be announced soon by the government.

The Québec Economic Plan
12	October 2016 Update

ADDITIONAL INVESTMENTS OF $400 MILLION IN PUBLIC INFRASTRUCTURE

To meet Québec’s needs respecting quality public infrastructure, the government will maintain a high level of public capital investment under the Québec Infrastructure Plan (QIP).

—	Capital investments are expected to be $10.0 billion in 2017-2018, an increase of $400 million over the investments forecast in March 2016.

TABLE 8

Level of investment under the QIP in 2017-2018
(billions of dollars)

2017-2018
Investments planned under the 2016-2026 QIP	9.6
Increase in investments	0.4
Investments planned under the 2017-2027 QIP	10.0

❑	2017-2027 Québec Infrastructure Plan

The government is announcing investments of $89.1 billion under the 2017-2027 QIP. These investments will be earmarked first and foremost for the replacement of outdated infrastructure, economic development projects and sports infrastructure.

—	In this context, the Sports and Physical Activity Development Fund will see its envelope increased.

The government is therefore confirming that, to meet Québec’s needs, high levels of capital investment will be maintained, without losing sight of taxpayers’ ability to pay and the debt reduction objectives.

CHART 3

Investments under the 2017-2027 Québec Infrastructure Plan
(billions of dollars)

Highlights	13

COMPLETE ELIMINATION OF THE HEALTH CONTRIBUTION
AS OF JANUARY 1, 2017

The October 2016 Update of the Québec Economic Plan eases the tax burden on individuals by completely eliminating the health contribution as of January 1, 2017, two years ahead of schedule.

A total of nearly 4.5 million Québec taxpayers will see their tax burden reduced by $759 million annually.

This measure will especially ease the tax burden on low- and middle-income households. These households alone will benefit from 83% of the total tax relief stemming from the elimination of the health contribution.

TABLE 9

Tax relief stemming from the elimination of the health contribution

		Maximum
	Number of	reduction granted	Tax relief
Net income	taxpayers affected	($)	($million)
$18 705 to $41 560(1)	2 114 189	100	196	}	83%
$41 560 to $135 060	2 197 338	200	433
Over $135 060	148 782	1 000	130	}	17%
TOTAL	4 460 309	—	759
(1)	Taxpayers with income below $18 705 are exempt from the health contribution.

The Québec Economic Plan
14	October 2016 Update

$610-MILLION REDUCTION IN THE GROSS DEBT IN 2015-2016

As at March 31, 2016, the gross debt was down in absolute terms. The gross debt recorded as at March 31, 2016 was $610 million lower than the level recorded at March 31, 2015 and stood at $203.3 billion.

A similar situation had not been seen since 1959.

This outcome results from a combination of restored fiscal balance and the deposits made in the Generations Fund.

CHART 4

Annual change in Québec’s gross debt as at March 31
(millions of dollars)

The gross debt will rise over the coming years, particularly because of capital investments, but its weight in the economy will continue to decline.

TABLE 10

Gross debt of the Québec government as at March 31
(millions of dollars)

	2015	2016	2017	2018	2019	2020	2021
GROSS DEBT	203 957	203 347	208 061	211 838	213 619	213 770	214 138
% of GDP	55.1	53.8	53.7	52.9	51.6	50.0	48.6

Highlights	15

Section C

THE QUÉBEC ECONOMY:
RECENT DEVELOPMENTS AND OUTLOOK
FOR 2016 AND 2017

1.	The economic situation in Québec		C.3
	1.1	Acceleration in economic growth	C.3
	1.2	Growth driven by consumption and a recovery in investment	C.8
	1.3	Continued job creation	C.9
	1.4	Household consumption expenditure, the main driver of economic growth	C.12
	1.5	Recovery in investment is underway	C.14
	1.6	Québec exports remain at record highs	C.19
	1.7	Change in nominal GDP	C.25
	1.8	Comparison with private sector forecasts	C.26
	1.9	Five-year economic outlook for 2016-2020	C.28
2.	The situation of Québec’s main economic partners		C.29
	2.1	The economic situation in Canada	C.30
	2.2	The economic situation in the United States	C.38
3.	Evolution of financial markets		C.49
4.	The international economic context		C.55
5.	Changes in the prices of the main metals in Québec		C.61
6.	Main risks that may influence the forecast scenario		C.65

C.1

1.	THE ECONOMIC SITUATION IN QUÉBEC

1.1	Acceleration in economic growth

Québec is enjoying favourable economic conditions:

—	sound public finances are bolstering consumer and business confidence;

—	The Index of Consumer Confidence, measured by the Conference Board of Canada is at its highest level since 2007.

—	For the first time in 16 years, Québec businesses are the most optimistic among all the provinces, according to the Canadian Federation of Independent Business.

—	job creation is continuing, particularly full-time employment and private-sector jobs;

—	In the first nine months of 2016, 44 200 full-time jobs were created.

—	low oil prices are benefiting consumers and the Québec manufacturing sector, while the low dollar is boosting exports.

These conditions will translate to an acceleration in economic growth in Québec. Following 1.1% growth in real gross domestic product (GDP) in 2015, the October 2016 Update of the Québec Economic Plan forecasts an economic growth rate of 1.4% in 2016 and 1.5% in 2017.

—	This means that 2016 will be the seventh consecutive year of economic growth since the 2008-2009 recession.

CHART C.1

Economic growth in Québec
(real GDP, percentage change)

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.3

❑	Acceleration in growth in Québec despite a slowdown among its main partners

Relative to the Québec Economic Plan of March 2016, growth forecasts in the October 2016 Update have been adjusted downwards slightly for most countries and regions of the world owing to developments in the global economy.

—	In Québec, real GDP growth is expected to accelerate from 1.1% in 2015 to 1.4% in 2016 and 1.5% in 2017.

	—	These are downward adjustments of 0.1 percentage point (pp) relative to the forecasts in the Québec Economic Plan of March 2016. The adjustments are not as big as those made to the outlook for Canada and the United States.

—	In Canada, economic growth is projected to remain at 1.1% in 2016, the same pace as in 2015. The negative impacts of low oil prices are felt by oil-producing provinces in particular. In 2017, Canada’s real GDP growth is expected to be 1.9%.

	—	These are downward adjustments of 0.2 pp for 2016 and 2017 relative to the forecast in the Québec Economic Plan of March 2016

—	In the United States, after expanding by 2.6% in 2015, the economy is projected to slow to 1.5% growth in 2016 and accelerate to 2.1% in 2017.

	—	The U.S. economy saw a disappointing first-semester performance in 2016. Growth forecasts have been revised downward by 0.8 pp for 2016 and 0.2 pp for 2017.

TABLE C.1

Economic growth outlook
(real GDP, percentage change and percentage point adjustment relative to the Québec Economic Plan of March 2016)

		2015	2016	2017
Québec
–	October 2016 Update	1.1	1.4	1.5
–	Adjustment		-0.1	-0.1
Canada
–	October 2016 Update	1.1	1.1	1.9
–	Adjustment		-0.2	-0.2
United States
–	October 2016 Update	2.6	1.5	2.1
–	Adjustment		-0.8	-0.2
World
–	October 2016 Update	3.2	3.0	3.2
–	Adjustment		-0.1	-0.1

Sources:	Institut de la statistique du Québec, Statistics Canada, IHS Global Insight and Ministère des Finances du Québec.

The Québec Economic Plan
C.4	October 2016 Update

❑	Economic growth translated to continued improvement in Quebecers’ standard of living

Québec’s economic growth in recent years has driven steady improvement in the standard of living, measured by real GDP per capita. Since 2007, Québec’s standard of living has improved at a similar rate to that of its main trading partners.

—	The 2008-2009 recession was not as severe in Québec as in Canada and the United States.

—	Consequently, Quebecers saw only a slight decline in their standard of living in 2009 (-0.9%), compared to significant declines in Canada (-4.1%), Ontario (-4.9%) and the United States (-4.8%).

Québec, Ontario, Canada and the United States have all been gaining ground since 2010. In Québec, economic growth rapidly raised the standard of living to above its 2007 level and it has continued to rise.

—	From 2007 to 2016, real GDP per capita rose by 3.4% in Québec, compared to 2.9% in Canada, 3.7% in Ontario and 4.2% in the United States.

CHART C.2

Standard of living
(real GDP per capita, index 2007 = 100)

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.5

❑	Productivity and employment gains will be the primary drivers of growth

The October 2016 Update of the Québec Economic Plan forecasts Québec real GDP growth of 1.4% in 2016 and 1.5% in 2017. The key factors of economic growth, as measured by the increase in real GDP, are as follows:

—	demographic growth, indicated by changes in the population aged 15-64, who constitute the main pool of potential workers;

—	employment growth, reflected in an increased rate of employment, that is, the ratio of workers to the population aged 15-64;

—	improved productivity, i.e. increased production per worker.

Prior to 2014, the increase in GDP was based more or less equally on the three factors listed above. However, demographics recently stopped contributing to growth.

—	An increase in the employment rate and growth in productivity will be the main drivers of economic growth going forward.

TABLE C.2

Contribution of economic growth factors in Québec
(average annual percentage change and contribution in percentage points)

	Historical				Forecast
	1982-	2008-					2018-
	2007	2013	2014	2015	2016	2017	2020-
Real GDP (percentage change)	2.1	1.2	1.5	1.1	1.4	1.5	1.5
Growth factors (contribution):
Potential labour pool(1)	0.6	0.6	-0.1	-0.1	-0.1	-0.1	-0.2
Employment rate(2)	0.6	0.4	0.0	1.1	0.8	0.7	0.7
Productivity(3)	0.8	0.3	1.6	0.2	0.7	0.9	1.0
Note:	Totals may not add due to rounding.
(1)	Population 15-64 years of age.
(2)	Total number of workers out of the population 15-64 years of age.
(3)	Real GDP per worker.
Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
C.6	October 2016 Update

❑	Confidence in the Québec economy is strengthening

Several indicators show that consumer and investor confidence is getting stronger.

Job creation continued in 2016, with job gains mainly in full-time employment and the private sector.

—	Compared to the same period in 2015, 44 200 full-time jobs and 30 500 jobs in the private sector were created in the first nine months of 2016.

The robust job creation has fuelled consumer spending.

—	In the first two quarters of 2016, household consumption expenditure rose by 1.8% in real terms, outstripping GDP growth.

The strong labour market was reflected in consumer confidence.

—	The Index of Consumer Confidence, measured by the Conference Board of Canada, stood at 129.0 points in Québec in September, a record high since 2007.

Furthermore, responsible management of public finances and the Québec government’s sound financial position boosted business confidence.

—	In September 2016, Québec businesses were the most optimistic among the provinces for the first time in 16 years, according to the Canadian Federation of Independent Business’ Business Barometer Index.

Moreover, the optimism of small businesses spurred an upturn in business investment.

—	Non-residential business investment in real terms was 0.5% higher in the second quarter of 2016 than in the previous quarter.

TABLE C.3

Change in selected economic indicators in Québec
(percentage change in real terms, unless otherwise indicated)

		2016
	Q1	Q2	Q3	(1)	2015	2016	(1)
Real GDP	0.7	0.2	n/a		1.1	1.3
Creation of full-time jobs (thousands)	14.6	19.2	0.7		45.0	44.2
Household consumption	0.8	0.2	n/a		1.3	1.8
Consumer confidence (points, 2014 = 100)	94.3	115.6	127.8		102.8	112.6
Business confidence (points)	64.2	61.4	65.4		57.9	63.6
(1)	Cumulative for available periods.
Sources:	Institut de la statistique du Québec, Statistics Canada, Conference Board of Canada, Canadian Federation of Independent Business.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.7

1.2	Growth driven by consumption and a recovery in investment

The forecast real GDP growth of 1.4% in 2016 and 1.5% in 2017 will be driven primarily by higher household consumption and a recovery in non-residential business investment.

—	Household consumption will remain robust thanks to continued job creation, high consumer confidence and low energy prices.

—	Non-residential business investment renewed with growth in the second quarter of 2016, after remaining weak since 2013. A stable and predictable business climate contributed to the upturn, which is expected to strengthen in the coming quarters.

—	In addition, spending and investment by all governments will help sustain growth.

Furthermore, after several years of strong growth, the volume of exports is expected to remain at peak levels.

—	Exports got off to a slow start in 2016 due, in particular, to a slowdown among Québec’s main trading partners.

—	In the coming quarters, Québec exports will benefit from the weak Canadian dollar and strengthening of economic activity in the United States.

TABLE C.4

Real GDP and its major components
(percentage change and contribution in percentage points)

	2015	2016	2017
Contribution of domestic demand	0.5	1.2	1.4
Household consumption	1.3	1.9	1.8
Residential investment	-0.6	0.8	-1.2
Non-residential business investment	-4.8	-1.9	3.2
Government spending and investment	0.4	0.4	0.6
Contribution of the external sector	0.6	0.6	0.0
Total exports	2.3	0.2	2.2
Total imports	0.8	-0.9	2.1
Contribution of inventories	-0.1	-0.3	0.2
REAL GDP	1.1	1.4	1.5
Note:	Totals may not add due to rounding.
Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
C.8	October 2016 Update

1.3	Continued job creation

The labour market performed well in 2015, with the creation of 37 300 jobs, including 28 400 payroll jobs in the private sector and 45 000 full-time jobs. The high number of full-time jobs created bears witness to businesses’ optimism over Québec’s economic outlook.

Employment growth will continue with the acceleration in economic activity.

—	In 2016, 29 000 new jobs should be added, a 0.7% increase over the previous year.

—	In 2017, another 26 100 jobs should be created, for an increase of 0.6%.

In addition, the unemployment rate is expected to continue falling, reflecting the robust labour market.

—	After standing at 7.6% in 2015, the unemployment rate is projected to fall to 7.2% in 2016 and 6.9% in 2017.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.9

Overview of job creation in the first nine months of 2016: high number of full-time time jobs concentrated in the private sector

Québec gained 21 500 jobs in the first nine months of 2016 compared to the same period in 2015. All of the jobs created were full-time and concentrated in the private sector, which bears witness to businesses’ optimism over Québec’s economic outlook. Since the beginning of the year:

—	full-time employment grew by 44 200;

—	private-sector payroll jobs rose by 30 500.

Québec, British Columbia and Ontario are the only three provinces in Canada on track to see overall employment growth in 2016.

—	Furthermore, in the first nine months of 2016, Québec created the second-highest number of full-time jobs of all the provinces.

Québec’s unemployment rate returned to the levels seen before the 2008-2009 recession

Québec’s unemployment rate gradually fell from 8.6% in 2009 to 7.6% in 2015. The average unemployment rate for the first nine months of 2016 was 7.3%.

—	The unemployment rate dropped to 6.9% in September, its lowest level since the last recession (6.8% in September 2007).

The continued decline in the unemployment rate is a reflection of greater use of the available labour pool.

The Québec Economic Plan
C.10	October 2016 Update

Sustained growth in employment since May 2014

The Québec labour market has been robust since May 2014. According to the results of Statistic Canada’s Labour Force Survey, 127 800 jobs have been created in Québec since May 2014, including:

—	125 200 full-time jobs, i.e. 98% of total job creation;

—	97 600 private sector jobs, i.e. 76% of total job creation.

Québec stands out, accounting for nearly 50% of private sector job creation in Canada since May 2014.

—	Québec ranks first among the provinces, ahead of Ontario and British Columbia, with respect to job creation in the private sector.

Private sector job creation in Canada since May 2014
(private sector jobs created, thousands)

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.11

1.4	Household consumption expenditure, the main driver of economic growth

Household consumption expenditure will be the main driver of economic growth in Québec. After increasing by 1.3% in real terms in 2015, this expenditure is expected to accelerate to 1.9% growth in 2016 and 1.8% growth in 2017.

—	Consumer confidence reached record levels in Québec in 2016, reflecting household optimism about the economic outlook.

—	Moreover, households continue to benefit from low energy prices, which increase their purchasing power.

Nominal growth in household disposable income, expected to be 4.0% in 2016 and 3.2% in 2017, will support consumer spending.

—	Sustained job creation, particularly full-time jobs, will lead to faster wage growth.

—	The reduction in the tax burden through elimination of the health contribution and payment of the new Canada Child Benefit will spur growth in household disposable income.

The Québec Economic Plan
C.12	October 2016 Update

Québec consumers are confident about the economic outlook

The Conference Board of Canada’s Index of Consumer Confidence has risen significantly in Québec since the start of 2016.

—	The index for Québec rose to 129.0 points in September 2016.

—	Such a high level of confidence has not been seen since November 2007.

In the first nine months of 2016, the Index of Consumer Confidence for Québec averaged 112.6 points.

—	By comparison, the index averaged 101.9 points in 2013.

A similar improvement was not seen in Canada.

—	The consumer confidence index for Canada averaged 95.7 points in 2016, below the levels in 2015 (98.2 points) and 2014 (100.0 points).

The strong improvement in Québec consumer confidence reflects Quebecers’ optimism about the economic growth outlook.

—	It points to continued growth in Québec household consumption over the coming quarters.

Change in the Index of Consumer Confidence
(points, 2014 = 100)

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.13

1.5	Recovery in investment is underway

❑	Non-residential business investment picking up

The period of weak non-residential business investment that began in 2013 recently turned around.

—	After contracting for several quarters, non-residential business investment rose by 0.5% in real terms in the second quarter of 2016.

—	The observed improvement in consumer and business confidence fostered the upturn.

The recovery was supported by investments in machinery and equipment, which have been increasing since the beginning of the year.

—	In real terms, business investment in machinery and equipment rose by 0.2% in the first quarter and 1.7% in the second quarter of 2016.

The Québec Economic Plan
C.14	October 2016 Update

❑	Recovery in business investment preceded by renewed investment in machinery and equipment

Following three consecutive years of contraction, the quarterly growth rate indicates that business investment is rebounding.

—	In real terms, non-residential business investment as a whole is expected to continue picking up gradually in the second half of 2016 and increase by 3.2% in 2017.

The revival in non-residential business investment was preceded by an increase in machinery and equipment investment since the beginning of 2016.

—	Machinery and equipment investment serves primarily to help businesses boost productivity.

—	Businesses generally make greater use of their existing capital endowment before increasing their production capacity substantially.

—	This intensive use of machinery is reflected in the industrial capacity utilization rate in Canada’s manufacturing sector, which averaged 82.8% in 2016, the highest level since 2007.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.15

❑	Recovery in investment supported by a favourable economic and budgetary situation

A number of factors supported the recovery in investment over the last few quarters.

—	Sound public finances bolstered investor confidence in Québec’s economic outlook.

	—	In September, the Canadian Federation of Independent Business’ (CFIB) Business Barometer Index, which measures small and medium-sized business (SMB) confidence, reached 67.1 points in Québec, making it the highest ranking in the country for the first time in 16 years.

	—	According to CFIB, one normally sees an index level of between 65 and 70 when the economy is growing at its potential.

—	Furthermore, several indicators suggest that production capacity is being used more intensively.

	—	Québec household consumption continued to rise, in particular due to robust job creation.

	—	Strong consumption in the United States and a low Canadian dollar boosted Québec exports.

CHART C.11

Canadian Federation of Independent Business’ Business Barometer Index
(points)

The Québec Economic Plan
C.16	October 2016 Update

❑	Residential investment trending in pace with Quebecers’ needs

In 2016 and 2017, residential investment in real terms is expected to remain at similar levels to those registered in the last few years, that is, nearly $22 billion. These levels match Quebecers’ needs.

In fact, housing starts are currently trending in pace with household formation in Québec.

—	Roughly 36 300 new units should be built in 2016, followed by 34 400 units in 2017, levels that are in line with the increase in the number of households.

Investment in renovation is expected to increase in real terms by 0.8% in 2016 and 2.0% in 2017.

—	This type of investment is helped by the RénoVert tax credit introduced by the Québec government in March 2016.

Furthermore, still-low interest rates will continue to boost residential investment and facilitate access to home ownership.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.17

❑	Government investments remain at high levels

Québec’s public administration sector, including the federal and provincial governments and municipalities, will maintain a high level of infrastructure investment.

Investment in infrastructure is an important economic engine in Québec, giving Quebecers and businesses alike access to quality infrastructure.

—	Between 2007 and 2015, the total value of infrastructure investment by all levels of government rose by more than 40%.

	—	A total of $17.5 billion was invested in infrastructure in 2015.

	—	The value of investments by all levels of government is expected to be $17.1 billion in 2016 and $17.6 billion in 2017.

More specifically, the Québec government will maintain a high level of investment under the Québec Infrastructure Plan (QIP), at nearly $90 billion over ten years. In addition, the major investments under the QIP will be bolstered by the funding provided under the federal government’s infrastructure plan.

CHART C.14

Government investments in Québec
(billions of dollars, in nominal terms)

The Québec Economic Plan
C.18	October 2016 Update

1.6	Québec exports remain at record highs

Québec exports rose 4.5% in 2014 and 2.3% in 2015 in real terms. They will remain at record levels in 2016.

—	In early 2016, exports temporarily showed signs of slowing down due to:

	—	the difficulties experienced in Canada in the second quarter of 2016, in particular owing to the wildfires in Alberta;

	—	slower economic growth in the United States in the first half of the year, accompanied by a decline in private investment. Historically, Québec’s goods exports to the United States are tied to U.S. investment trends.

These negative factors will dissipate over the coming quarters, with the Canadian and U.S. economies expected to gain traction in the second half of 2016

—	Furthermore, the low Canadian dollar will continue to make Québec exports more competitive in international markets.

Consequently, Québec exports are forecast to grow in real terms by 0.2% in 2016 and 2.2% in 2017.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.19

Québec exports to the United States at high levels

After contracting during the 2008-2009 recession, Québec’s international exports of goods to the United States, Québec’s main international trading partner, picked up sharply.

—	The value of goods exports to the United States rose by 13.0% in 2014 and 12.3% in 2015. The increase in 2015 represented the fifth consecutive year of export growth.

—	In 2015, the value of exports surpassed the levels seen prior to the 2008-2009 recession.

Québec exports to the U.S. market are expected to remain at high levels in the coming quarters.

—	The anticipated upturn in U.S. economic growth in the second half of the year, along with a weak Canadian dollar, should support export growth in 2016 and 2017.

Québec’s international exports of goods to the United States
(billions of dollars, in nominal terms)

The Québec Economic Plan
C.20	October 2016 Update

❑	Weak Canadian dollar curbs imports

Total imports are expected to fall by 0.9% in real terms in 2016 and then return to growth in 2017, increasing by 2.1%.

—	In 2016, a weak Canadian dollar will continue to curb imports by making foreign goods more expensive.

—	In 2017, imports will get a bigger boost from growth in non-residential business investment in Québec.

❑	Contribution of the external sector to economic growth

Net exports, which account for changes in exports and imports, are projected to contribute 0.6 percentage point to real GDP growth in 2016.

—	The positive contribution of net exports will result from an increase in exports and a decrease in imports.

In 2017, stronger growth in imports, tied to renewed investment and replenished inventories, is expected to mitigate the external sector’s contribution to Québec’s economic growth.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.21

❑	Low oil prices affect consumer prices

Like several other economies, Québec is currently in a period of low inflation. Falling energy prices have put a drag on consumer price growth in several countries since 2015.

In Québec, the consumer price index (CPI) is expected to rise by 0.7% in 2016, after increasing by 1.1% in 2015.

—	The low price of oil should translate to a 5.7% decrease in the CPI’s energy component in 2016.

—	The consumer price index excluding energy should increase by 1.4% in 2016.

In 2017, the CPI is projected to rise by 1.7%.

—	The anticipated gradual rebound in oil prices will drive a 2.3% increase in the energy component.

—	In addition, the weak Canadian dollar, which raises the price of imported products, will help support price growth.

The CPI will thus remain below 2.0% for the fifth year in a row.

CHART C.19

Change in the consumer price index in Québec
(percentage change)

The Québec Economic Plan
C.22	October 2016 Update

The cost of living rose less in Québec than elsewhere in Canada

Lower inflation in Québec

Since the beginning of 2016, inflation has been lower in Québec than in Canada and Ontario.

A comparison of the first eight months of 2016 against the same period in 2015 shows that the consumer price index (CPI) rose by 0.8% in Québec versus 1.5% in Canada and 1.7% in Ontario.

In Québec, the currently low rate of inflation is not synonymous with economic hardship. Household consumption, one of the determinants of inflation, has been strong since the beginning of the year.

—	After two quarters in 2016, Québec household consumption is up 1.8% in real terms, compared to the same period in 2015.

Lower increase in the cost of living in Québec

In any given region, inflation depends on a range of factors, including application of the various tariffs and regulations introduced by governments.

Moreover, four factors specific to Québec, Canada and Ontario could largely explain the inflation gaps between these jurisdictions:

—	electricity;

—	home ownership;

—	automobile insurance;

—	tuition fees.

Change in total CPI and selected components in 2016(1)
(percentage change)

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.23

The cost of living rose less in Québec than elsewhere in Canada (cont)

Price of electricity

In April 2016, Hydro-Québec increased its electricity rates by just 0.7%. This was the lowest rate hike in four years. The increase in electricity rates was much higher In Canada and Ontario.

—	A comparison of the first eight months of 2016 against the same period in 2015 shows that the electricity component of the CPI rose by 1.2% in Québec versus 6.3% in Canada and 16.0% in Ontario.

Home ownership

One of the components of the CPI relates to the cost of owning a home. Variations in the home ownership component depend mainly on housing prices and interest rates.

In recent years, housing prices have surged in some markets, such as Vancouver and Toronto, whereas they have remained relatively flat in Québec. This trend has a significant influence on the CPI.

—	A comparison of the first eight months of 2016 against the same period in 2015 shows that the home ownership component of the CPI rose by 0.9% in Québec versus 1.9% in Canada and 2.6% in Ontario.

Automobile insurance premiums

Given the improvement in Québec’s road safety record in recent years, the Société de l’assurance automobile du Québec (SAAQ) reduced the insurance contributions included in driver’s licences and vehicle registrations by a significant amount.

The amount of the contribution was reduced from $64 to $55 for a driver’s licence and from $120 to $64 for a vehicle registration. This is a 35% decrease. The substantial reduction impacted total automobile insurance costs in Québec.

—	A comparison of the first eight months of 2016 against the same period in 2015 shows that the automobile insurance component of the CPI decreased by 6.1% in Québec versus 0.4% in Canada and 2.1% in Ontario.

Tuition fees

Québec also set itself apart from Canada and Ontario in the tuition component of the CPI.

—	A comparison of the first eight months of 2016 against the same period in 2015 shows that tuition fees rose by 1.1% in Québec versus 2.8% in Canada and 4.0% in Ontario.

The Québec Economic Plan
C.24	October 2016 Update

1.7	Change in nominal GDP

Following 2.0% growth in 2015, nominal GDP is expected to increase by 2.6% in 2016 and 3.3% in 2017.

Nominal GDP growth will result from:

—	faster growth in real GDP, which will increase by 1.4% in 2016 and 1.5% in 2017;

—	increases in the GDP deflator of 1.2% in 2016 and 1.8% in 2017.

Note that the GDP deflator, the index that measures changes in GDP prices, is determined by two key factors:

—	domestic demand prices, an important indicator of which is the CPI;

—	the ratio between export prices and import prices, that is, the terms of trade.

The modest increase in the GDP deflator in 2016 is primarily attributable to low energy costs.

—	A gradual increase in the price of energy products in 2017 will enable more sustained growth in GDP prices.

TABLE C.5

Economic growth in Québec
(percentage change)

	2015	2016	2017
Real GDP	1.1	1.4	1.5
Price – GDP deflator	1.0	1.2	1.8
Nominal GDP	2.0	2.6	3.3

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.25

1.8	Comparison with private sector forecasts

The Ministère des Finances du Québec’s economic growth forecast for 2016 and 2017 is cautious. It is similar to the average private sector forecast.

—	For 2016, the projected 1.4% growth in real GDP is the same as the average private sector forecast.

—	For 2017, the projected 1.5% increase in real GDP is below the average private sector forecast of 1.6% growth.

The Québec Economic Plan
C.26	October 2016 Update

TABLE C.6

Economic outlook for Québec – Comparison with the Québec Economic Plan of March 2016
(percentage change, unless otherwise indicated)

		2015	2016	2017
Output
Real gross domestic product		1.1	1.4	1.5
–	March 2016	1.1	1.5	1.6
Nominal gross domestic product		2.0	2.6	3.3
–	March 2016	2.0	3.2	3.3
Components of GDP (in real terms)
Household consumption		1.3	1.9	1.8
–	March 2016	1.4	1.9	1.7
Government spending and investment		0.4	0.4	0.6
–	March 2016	0.3	0.2	0.3
Residential investment		-0.6	0.8	-1.2
–	March 2016	0.9	0.1	-0.7
Non-residential business investment		-4.8	-1.9	3.2
–	March 2016	-4.7	0.0	2.8
Exports		2.3	0.2	2.2
–	March 2016	1.8	2.8	2.6
Imports		0.8	-0.9	2.1
–	March 2016	0.7	1.5	1.9
Labour market
Job creation (thousands)		37.3	29.0	26.1
–	March 2016	37.3	29.8	29.2
Unemployment rate (%)		7.6	7.2	6.9
–	March 2016	7.6	7.5	7.2
Other economic indicators (in nominal terms)
Household consumption (excluding food and rent)		1.8	2.8	3.2
–	March 2016	2.2	3.4	3.7
Wages and salaries		2.1	2.9	3.0
–	March 2016	2.1	3.1	3.1
Household income		3.0	3.0	3.3
–	March 2016	3.2	3.1	3.2
Net operating surplus of corporations		-3.0	0.3	5.4
–	March 2016	-5.0	5.9	6.0
Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.27

1.9	Five-year economic outlook for 2016-2020

The Ministère des Finances du Québec’s five-year forecast is cautious. It is in line with the average private sector forecast for real GDP growth, price increases and nominal GDP growth.

—	For real GDP, the Ministère des Finances du Québec forecasts average growth of 1.5% from 2016 to 2020, a similar growth rate to the average private sector forecast.

—	For nominal GDP, the Ministère des Finances du Québec forecasts average growth of 3.1% from 2016 to 2020, compared to the average 3.2% growth rate forecast by the private sector.

TABLE C.7

Québec economic outlook – Comparison with the private sector
(percentage change)

							Average
	2015	2016	2017	2018	2019	2020	2016-2020
Real GDP
Ministère des Finances du Québec	1.1	1.4	1.5	1.6	1.5	1.4	1.5
Private sector average	—	1.4	1.6	1.6	1.5	1.4	1.5
Price change(1)
Ministère des Finances du Québec	1.0	1.2	1.8	1.7	1.7	1.7	1.6
Private sector average	—	1.2	1.8	1.8	1.8	1.8	1.7
Nominal GDP
Ministère des Finances du Québec	2.0	2.6	3.3	3.3	3.3	3.1	3.1
Private sector average	—	2.6	3.4	3.4	3.4	3.3	3.2
Note:	Totals may not add due to rounding.
(1)	GDP deflator.
Source:	Ministère des Finances du Québec summary as of October 7, 2016, which includes the forecasts of 11 private sector institutions.

The Québec Economic Plan
C.28	October 2016 Update

2.	THE SITUATION OF QUÉBEC’S MAIN ECONOMIC PARTNERS

The Québec economy is open to the world. In 2015, total exports accounted for over 46% of Québec’s nominal GDP.

—	While Québec has diversified trade in recent years, Canada and the United States remain its main trading partners.

❑	Québec’s economic activity is influenced by the situation of its main trading partners

Economic activity in Québec is influenced by the situation of its main trading partners, in particular through exports.

—	Québec exports to the United States slowed in early 2016 due to a slowdown in U.S. economic activity. They are expected to pick up in the second half of the year with firmer growth in the United States and a weak Canadian dollar;

—	exports to the rest of Canada are gradually gaining momentum, whereas the Western provinces are still adjusting to the low energy prices;

—	exports to the rest of the world are growing at a moderate pace, tied to growth in the global economy.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.29

2.1	The economic situation in Canada

Canada’s real GDP growth is expected to remain at 1.1% in 2016, the same pace of growth as in 2015.

—	Whereas the economic situation in the oil-producing provinces was already difficult, Canada’s economy stumbled temporarily in the second quarter of 2016 as a result of the wildfires in Alberta, which seriously hampered oil production.

	—	In the second quarter of 2016, Canada’s real GDP contracted by 0.4%.

—	However, the weak oil prices and Canadian dollar are supporting economic activity in the other provinces.

In 2017, Canada’s real GDP growth is expected to accelerate to 1.9%.

—	Provinces that do not produce oil will continue to see healthy real GDP growth thanks to low energy costs, a weak Canadian dollar and stronger growth in the United States.

—	Furthermore, a slight uptick in oil prices should drive a gradual recovery in economic activity in oil-producing provinces.

—	In addition, stimulus measures introduced by the federal government should provide a further boost to economic growth in 2017.

CHART C.24

Economic growth in Canada
(real GDP, percentage change)

The Québec Economic Plan
C.30	October 2016 Update

Canada’s two-tiered economy

In 2016, low oil prices and a weak Canadian dollar benefited provinces that do not produce oil, especially Québec, Ontario and British Columbia.

In contrast, the protracted weakness in oil prices since the second half of 2014 triggered a significant deterioration in the economic situation in the oil-producing provinces, that is, Alberta, Saskatchewan and Newfoundland and Labrador.

This divergence is reflected in a number of economic indicators. More specifically:

—	job losses have been mounting in the oil-producing provinces since mid-2015, whereas the other provinces have experienced continued employment growth;

—	retail sales have been sliding since January 2015 in the oil-producing provinces, but increasing in the other provinces;

—	consumer confidence has waned significantly in the Prairie Provinces. According to the Conference Board of Canada, the confidence index in these provinces fell from 104.0 points in January 2014 to 63.7 points in September 2016;

—	housing starts dropped by 33.1% in the oil-producing provinces during the first nine months of 2016, after already falling by 13.4% in 2015 over the previous year.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.31

❑	Labour market buoyed by job creation in provinces that do not produce oil

In 2016, Canada is expected to create 108 000 jobs, a 0.6% increase over the previous year. Overall, Canada’s unemployment rate is projected to edge up from 6.9% in 2015 to 7.0% in 2016.

—	Strengthening of economic activity in provinces that do not produce oil translates to robust employment growth in these regions.

	—	Québec, Ontario and British Columbia are the only provinces on track for employment growth in 2016.

—	Labour market conditions remain difficult in the oil-producing provinces.

In 2017, a general upturn in Canada’s economy should further support job creation. Employment is forecast to expand by 0.8%, adding nearly 153 000 new jobs and pushing the unemployment rate down to 6.9%.

The outlook for job creation takes into account demographic factors, in particular slowing growth of the labour pool (population aged 15-64) across Canada.

—	Over the last ten years, the population aged 15-64 grew by an average of nearly 185 000 people per year. Over the next five years, this age group is expected to expand by an average of around 55 000 people per year.

The Québec Economic Plan
C.32	October 2016 Update

❑	Household consumption remains sustained

Household consumption expenditure will be the main driver of Canada’s economic growth. It is projected to rise in real terms by 2.2% in 2016 and 2.0% in 2017, after increasing by 1.9% in 2015.

—	Still, these increases are lower than in previous years and reflect the economic difficulties faced by the oil-producing provinces.

	—	Low energy prices as well as the new Canada Child Benefit will bolster the purchasing power and consumption of every Canadian household.

	—	However, job losses in the oil sector will limit growth in wages and salaries and have a dampening effect on consumer spending in the coming years.

—	Moreover, consumer spending across Canada will be supported by employment growth in provinces that do not produce oil.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.33

❑	Slowdown in the residential sector

Residential investment in Canada is expected to rise by 2.3% in 2016 and contract by 5.0% in 2017.

Canada’s housing market has been surprisingly strong since the beginning of 2016, fuelled by robust activity in the Vancouver and Toronto markets.

—	In the first nine months of 2016, average housing starts were up 40.4% in British Columbia and 11.4% in Ontario over the same period in 2015.

—	The increases were offset by a 38.0% decrease in housing starts in Alberta and a 2.8% decline in Saskatchewan since the beginning of the year.

Canada’s residential sector will likely decelerate in 2017.

—	The demand for new housing has been largely filled already in the major urban centers of Toronto and Vancouver.

—	British Columbia recently introduced an additional property transfer tax for foreign nationals and foreign corporations that buy real estate within the Greater Vancouver Regional District.

—	Furthermore, on October 3, 2016, the Department of Finance Canada announced a series of new measures to stabilize the Canadian residential sector.

The Québec Economic Plan
C.34	October 2016 Update

❑	The energy sector will continue dampening business investment in Canada

In 2015, non-residential business investment contracted 10.3% in real terms. The sharp drop in oil prices drove a 22.0% downturn in investment in the energy sector. A further 6.6% decline in non-residential business investment is anticipated in 2016, followed by an increase of 3.1% in 2017.

—	Investment in the energy sector is expected to drop by 14.3% in 2016. The protracted weakness in oil prices, overcapacity in the mining, oil and gas sector, as well as lower profits for mining and oil and gas companies, will likely delay investment in the energy sector.

—	In turn, lower energy costs, a depressed Canadian dollar and stronger foreign demand put greater pressure on manufacturing production capacity. However, the positive impact on manufacturing investment is gradually being seen.

A gradual rebound in oil prices in 2017 should allow for an upturn in energy investment. The combined effect of the rebound in oil prices and recovery in investment in Canada’s manufacturing sector is expected to put total non-residential investment on the growth path again.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.35

❑	Slowdown in export growth

Growth in Canadian exports in real terms is expected to slow to 0.5% in 2016 and accelerate to 2.6% in 2017.

—	Weak U.S. economic activity in the first half of 2016, in particular the downturn in private investment, slowed Canadian export growth at the beginning of the year.

—	The expected revival of economic growth in the United States as well as the low Canadian dollar should provide Canada’s exports with an added boost in the second half of 2016.

Canada’s imports are expected to fall by 1.3% in 2016 in real terms.

—	The import decline is primarily attributable to the downturn in energy investment and the depressed dollar, which makes imported products costlier.

—	In 2017, an acceleration in Canada’s economic activity, especially the recovery in non-residential business investment, should provide greater support for import growth.

The Québec Economic Plan
C.36	October 2016 Update

❑	Low energy prices continue to affect nominal GDP growth in 2016

After increasing by just 0.5% in 2015, Canada’s nominal GDP is expected to expand by 1.5% in 2016 and then accelerate to 3.9% growth in 2017.

The sharp drop in oil prices as well as the Canadian dollar’s depreciation had a significant influence on Canada’s GDP deflator in 2015. The effects have lasted into 2016.

—	On the one hand, low oil prices pushed down the value of Canadian exports, Canada being a net exporter of petroleum products. On the other, the low Canadian dollar drove up import prices.

—	In addition, the drop in energy prices continued to put downward pressure on domestic demand prices.

In 2017, the anticipated gradual recovery in oil prices will have a positive effect on the GDP deflator through both domestic demand prices and export prices.

—	Furthermore, an acceleration in the real economy will provide additional support to nominal GDP growth.

CHART C.35

Nominal GDP in Canada
(percentage change)

Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.37

2.2	The economic situation in the United States

Following a 2.6% increase in 2015, the U.S. real GDP growth rate is projected to slow to 1.5% in 2016 and then accelerate to 2.1% in 2017.

—	These are downward adjustments of 0.8 pp in 2016 and 0.2 pp in 2017 relative to the forecasts contained in the Québec Economic Plan of March 2016.

The adjustments are primarily attributable to disappointing growth in the first half of 2016 due to a decline in business investment and a significant correction to the pace of inventory accumulation. However, the U.S. economy is expected to rebound in the second half of the year.

■	Growth buoyed by domestic demand

In 2016 and 2017, U.S. economic growth will be buoyed by an increase in domestic demand under the influence of:

—	robust growth in consumer spending, fuelled by continued job creation and faster wage growth;

—	a gradual rebound in business investment, as the negative effects of low oil prices on the energy sector are expected to dissipate;

—	continued expansion of residential investment, spurred by more robust household formation and the low inventory of homes for sale.

However, a strong U.S. dollar and more moderate global economic growth will continue to limit the contribution of net exports to U.S. real GDP growth.

CHART C.36
Economic growth in the United States
(real GDP, percentage change)

Sources: IHS Global Insight and Ministère des Finances du Québec.

The Québec Economic Plan
C.38	October 2016 Update

Disappointing start to 2016 in the United States

The U.S. economy grew at a much slower pace in the first half of 2016. Real GDP increased at an annualized rate of 0.8% and 1.4% in the first and second quarters, respectively, after growing by 2.6% in 2015.

—	The slowdown occurred despite robust growth in consumption and is primarily attributable to a contraction in investment and a slower pace of inventory accumulation.

Weak business investment

Business investment was down 3.4% in the first quarter and edged up just 1.0% in the second quarter of 2016, primarily as a result of:

—	increased concerns among businesses, leading them to put off some of their investment projects;

—	continually low oil prices, which still weighed on energy investment.

Slower pace of inventory accumulation

U.S. business inventory shrank in the second quarter, the fifth consecutive decline in its contribution to growth. The decline was a major factor in the weakness of economic activity in the second quarter, shaving 1.2 percentage points from GDP growth on an annualized basis.

—	The slower pace of inventory accumulation is a temporary factor.

The U.S. economy is expected to see stronger growth in the second half of the year, propelled by an upturn in business investment and a positive contribution by inventory to growth.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.39

A new growth path for the U.S. economy

Between 1990 and 2007, U.S. economic growth averaged 3.0% per year.

—	Growth was supported by a significant increase in the working-age population as well as an improvement in labour productivity through the adoption of information technologies in the workplace.

Structural factors have hampered growth since the 2008-2009 recession

Since the end of the 2008-2009 recession, the U.S. economy has grown at an average rate of 2.2%, a slower pace than prior to the recession.

—	Growth in the working-age population is decelerating. The contribution of the potential labour pool to real GDP growth fell from an average of 1.2 percentage point (pp) from 1990-2007 to 0.5 pp from 2010-2015.

—	At the same time, the contribution of labour productivity to real GDP growth shrank from 1.6 pp to 0.9 pp between those same periods.

Furthermore, a large part of the post-recession economic growth was attributable to the ground made up by the labour market, with nearly 8 million U.S. jobs having been lost during the recession.

Demographic factors will continue to curtail U.S. real GDP growth in future. In addition, as the under-utilized labour pool shrinks, employment gains will become harder to make. Lastly, without major new technology breakthroughs, productivity growth will remain slightly below the levels seen in the 1990s.

—	Based on these trends and according to several forecasters, U.S. economic growth is projected to be around 2.0% per year over the long term.

Breakdown of average annual U.S. real GDP growth, by growth factors
(average annual percentage change and contribution in percentage points)

Note: Totals may not add due to rounding.
Sources: IHS Global Insight and Ministère des Finances du Québec.

The Québec Economic Plan
C.40	October 2016 Update

❑	Consumer spending spurred by favourable conditions

Household consumption expenditure rose by 3.2% in 2015 and is expected to increase by 2.7% in 2016 and 2.5% in 2017.

The expenditure growth will be driven by an increase in real personal disposable income of approximately 2.7% per year over the same period, outstripping the average increase of 2.0% since the recession ended.

—	More jobs will be created over the next two years and there will be more sustained increases in hourly wages.

In addition, U.S. household consumption is continuing to reap the benefits of several positive factors.

—	American consumers are less in debt, with the ratio of household financial obligations to disposable personal income falling to 15.4% in the second quarter of 2016, below the average ratio of 16.5% registered since the beginning of the 1980s.

—	Household net worth stood at 6.4 times personal disposable income in the second quarter of 2016, which is near the pre-recession peak.

—	Consumer confidence remained high, with the index averaging above 100 points in the third quarter of 2016.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.41

❑	Labour market sees more moderate gains

After peaking at 2.9 million new jobs in 2015, job creation is expected to slow to 2.5 million in 2016 and 1.6 million in 2017, an annual increase of 1.7% and 1.1%, respectively.

—	Nonetheless, since the start of 2016 job creation has remained robust, with an average of 178 000 jobs being added each month.

The pace of hiring is expected to continue slowing, however, with the significant decline in the under-utilized labour pool.

—	Job creation will continue in 2016 and 2017, averaging more than 100 000 new jobs each month. This is the level of job creation needed for the unemployment rate to remain flat.

—	American workers will benefit from the tighter job market, with employers offering higher wages as an incentive.

—	After increasing by 2.1% in 2015, hourly wages in the private sector are projected to rise by 2.2% in 2016 and 2.6% en 2017.

The Québec Economic Plan
C.42	October 2016 Update

❑	Business investment expected to rebound in 2017

Following 2.1% growth in 2015, U.S. real business investment is forecast to decline 0.3% in 2016. The downturn will be temporary, however. Business investment should renew with growth in 2017 and rise by 3.9%.

—	On the other hand, investment in the non-energy sector is projected to grow by 1.5% in 2016 and 2.6% in 2017.

Since the beginning of the year, business investment has been negatively affected by the impact of low oil prices on energy investment and the heightened uncertainty among businesses, leading them to put off some of their investment projects.

Business investment is expected to return to growth in the second half of 2016 and continue in 2017, driven by:

—	still-robust household consumption expenditure, which will encourage businesses to invest in order to meet demand;

—	overall improvement in business confidence;

—	the gradual increase in oil prices, which should stop the decline in energy investment. Furthermore, the number of new oil wells operating in the United States has been increasing since June 2016.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.43

❑	Residential sector still making a significant contribution

After increasing by 11.7% in 2015, U.S. residential investment is expected to continue rising at a sustained pace, that is, 5.5% in 2016 and 5.7% in 2017.

More specifically, housing starts should continue climbing, to stand at 1.2 million units in 2016 and 1.4 million units in 2017. The growth will be supported primarily by:

—	household formation, which is projected to reach nearly 1.2 million in 2016 and 1.3 million in 2017;

—	mortgage rates, which will remain low despite the anticipated continuation of monetary tightening in the United States;

—	the low inventory of homes for sale, which at the beginning of the year was at its lowest point since 2005. This situation should encourage construction companies to pick up the pace of new-home building.

The Québec Economic Plan
C.44	October 2016 Update

❑	Moderate growth in government spending

After increasing by 1.8% in 2015, spending in real terms by all levels of government in the United States is projected to grow by 1.1% in 2016 and 0.9% in 2017.

Most of the public spending growth will result from:

—	a 0.8% increase in federal government spending in real terms in 2016 and 2017 under the terms of budget agreements that temporarily raise discretionary spending, especially for transportation, education and defence;

—	higher spending by state and local governments, with increases of 1.2% in 2016 and 0.9% in 2017. This spending will be supported by increased revenues generated by an improvement in the labour market and higher real estate prices.

An increase in public investment is also anticipated in the coming years. Note that the share of public investment in U.S. GDP fell to 3.4% in 2015, the lowest level in over 60 years.

The Congressional Budget Office, a federal agency that provides non-partisan analysis to Congress, estimates that the federal budget deficit will rise from 2.5% of GDP in 2015 to 3.2% of GDP in 2016 and 3.1% of GDP in 2017.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.45

❑	Export growth slowed by global economic conditions and the strong U.S. dollar

Following a 0.1% increase in 2015, exports are forecast to fall by 0.1% in 2016 and then rise by 2.0% in 2017. Since 2015, growth in U.S. exports has been limited by:

—	the strength of the U.S. dollar, which nearly reached a 13-year high at the start of 2016 and makes U.S. exporting firms less competitive in the international market;

—	weak growth among several of the United States’ trading partners, in particular Latin America and European Union member states.

Imports, on the other hand, are projected to increase by 1.3% in 2016 and 4.9% in 2017, following 4.6% growth in 2015. Imports will benefit from:

—	robust U.S. consumption, which drives higher demand for imported goods;

—	the strong U.S. dollar, which reduces the price of imported goods and services.

Net exports are expected to make a negative contribution to economic growth in 2016 and 2017 with import growth outstripping export growth.

The Québec Economic Plan
C.46	October 2016 Update

Nearly three-quarters of Québec’s international exports of goods are shipped to the United States

The vast majority (72.5% in 2015) of Québec’s international exports of goods are shipped to the United States.

—	The share of exports to the United States far outstrips that of exports to China (3.3%), France (1.9%), the United Kingdom (1.8%) and Mexico (1.6%).

Québec exports are destined mainly for the Northeast, Midwest and some southern states

Most of Québec’s merchandise exports to the United States are shipped to the northeastern states (38.1% of all exports to the U.S.).

—	Their geographical proximity favours trade with these states.

The midwestern states of Ohio, Illinois and Michigan are also important markets for Québec goods, as are some of the southern states, including Texas, Tennessee and Georgia.

—	The southern states account for nearly 30% of Québec’s exports to the United States, while the Midwest accounts for 23.9%.

—	Exports to these states are boosted by the large population in these regions.

Over half of exports to the United States are from four industries

Over 50% of Québec’s exports to the United States come from four industries: primary metal manufacturing (18.6%), paper and wood product manufacturing (13.0%), aerospace products and parts (11.7%) and petrochemicals (7.6%).

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.47

Nearly three-quarters of Québec’s international exports of goods are shipped to the United States (cont)

The type of goods Québec exports to the United States can vary widely with the geographical destination.

Wide variation in exports according to the region

Primary products, such as metals, paper and wood product, as well as food, are mainly shipped to the northeastern and midwestern states.

—	The Northeastern United States also receives a large share of the oil refined in Québec.

The southern states receive mostly manufactured goods, in particular aerospace products, machinery and chemical products.

Québec exports influenced by linkages between industries

Québec’s goods exports to different parts of the United States are determined by geographical proximity as well as by the presence of related sectors or even headquarters in certain states. For example:

—	electricity exports are concentrated in Vermont, New York and Maine, primarily due to Québec’s geographical proximity to these states and the physical constraints of transporting electricity over long distances;

—	the high demand for aluminum in Tennessee is tied to its automotive industry;

—	exports of aerospace products to Connecticut, Texas and Ohio get a boost from the presence of the headquarters of companies operating in this sector, such as Pratt & Whitney, Bell Helicopter Textron and NetJets.

Exports to the United States by region and type of goods – 2015
(percentage of total exports to the United States)

Sources: Institut de la statistique du Québec and Ministère des Finances du Québec.

The Québec Economic Plan
C.48	October 2016 Update

3.	EVOLUTION OF FINANCIAL MARKETS

❑	Easing of financial volatility

The turmoil experienced in global financial markets at the beginning of 2016 eased over the course of the year. While the climate of uncertainty persists, global economic activity has shown signs of resilience in recent months.

—	Growth was robust in China and India, with a year-over-year change in the second quarter of 6.7% and 7.1%, respectively.

—	After reaching a low in February 2016, the global Purchasing Managers Index has shown a positive trend and risen gradually in recent months.

Financial markets reacted favourably to these statistics.

—	Global stock markets rebounded during the summer and the volatility at the beginning of the year eased. June saw a temporary increase in instability, reflecting the uncertainty caused by Brexit.

—	The price of Brent oil exceeded US$50 per barrel in early October, after dropping to US$28 in January. In addition, the Canadian dollar rose to around 76 U.S. cents after falling to 69 cents in January.

—	Canadian and U.S. bond rates remained low, in a global context of weak interest rates, and even negative interest rates in the case of Europe and Japan.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.49

❑	Federal Reserve expected to raise its key interest rate by year-end

The U.S. Federal Reserve (the Fed) has not changed its monetary policy since the beginning of 2016. The federal funds target rate has been within the 0.25%-0.50% range since December 2015.

—	In June, the Fed refrained from raising its key interest rate, owing primarily to the economic and financial uncertainty caused by the United Kingdom European Union membership (Brexit) referendum.

—	At its meeting in September, the Fed again maintained the status quo, but said that there were more cogent arguments for increasing the key interest rate.

The continued strong performance of the U.S. labour market, coupled with the improvement in the U.S. economy anticipated in the second half of the year, is expected to enable the Fed to raise its key interest rate in December 2016.

—	The Fed will then likely continue to gradually tighten its monetary policy. Two rate increases are therefore anticipated in 2017.

Moreover, repeated decreases in neutral interest rate estimates will result in a weaker long-term key interest rate than in the past.

The Québec Economic Plan
C.50	October 2016 Update

Decline in the neutral rate since the recession

The neutral rate refers to the real interest rate, which is neither stimulative nor contractionary when the economy is operating at its potential. The neutral rate balances savings and investment levels in a full employment situation.

The neutral rate has declined since the recession

The neutral rate has declined significantly in a number of economies since the 2008-2009 recession, due primarily to the decrease in potential GDP growth, but also due to a higher savings rate and lower investment spending globally.

—	According to the Bank of Canada, the nominal neutral rate is currently between 2.75% and 3.75% in Canada, whereas it stood between 4.50% and 5.50% prior to the 2008-2009 recession. That is a drop of nearly two percentage points.

—	In the United States, the Federal Reserve’s September 2016 median projection puts the appropriate long-term key interest rate, which has also experienced a substantial decrease in recent years, at approximately 2.9%.

The lower neutral rate has major effects on the real economy

The lower neutral rate means that central banks must hold their key interest rates longer at below pre-recession levels. This leads to historically weak long-term interest rates.

—	Low interest rates are good for borrowers, including households and governments. Lower financing costs should encourage consumption and investment.

—	However, low rates negatively impact bank profitability. They pose a challenge for long-term investors such as pension plans and insurance companies, which must deal with necessarily smaller returns on bond holdings.

Rates of Canadian and U.S. 10-year bonds
(per cent, monthly data)

Sources: Statistics Canada and IHS Global Insight.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.51

❑	The Bank of Canada continues to wait

In its September 7 announcement, the Bank of Canada (BoC) held its key interest rate at 0.50%, its level since July 2015. The bank was cautiously optimistic about the economic outlook for the country, but said that the risks surrounding developments in inflation had recently declined.

—	Following the contraction of Canada’s GDP in the second quarter, the BoC anticipates renewed growth in the third quarter.

—	According to the bank, economic activity is expected to be buoyed by the resumption of oil production and the rebuilding in Alberta, following the wildfires in May 2016, and by the payment of the new Canada Child Benefit, which should support household consumption.

Moderate global inflation and modest economic growth in Canada are expected to prompt the BoC to wait until the first quarter of 2018 to start raising its key interest rate.

❑	Bond rates remain low

Bond rates in advanced economies have remained low in recent months, in a global context of weak interest rates. Canada’s bond rates are expected to rise only gradually in the coming quarters.

—	Low or negative returns in Europe and Japan continue to limit the increase in Canadian and U.S. bond rates.

—	In addition, Canada’s financial markets expect there will be an accommodative monetary policy for an extended period, despite the gradual increase in interest rates projected in the United States.

TABLE C.8

Canadian financial markets
(average annual rate in per cent, unless otherwise indicated)

		2015	2016	2017
Target for the overnight rate		0.6	0.5	0.5
–	March 2016		0.5	0.6
3-month Treasury bills		0.5	0.5	0.6
–	March 2016		0.5	0.7
10-year bonds		1.5	1.2	1.6
–	March 2016		1.5	2.3
Canadian dollar (in U.S. cents)		77.5	75.8	76,7
–	Mars 2016		70.6	71.9

Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

The Québec Economic Plan
C.52	October 2016 Update

❑	The Canadian dollar will stay close to current levels

After averaging 90.2 U.S. cents in 2014 and 77.5 U.S. cents in 2015, the Canadian dollar is expected to average 75.8 U.S. cents in 2016 and rise slightly in 2017, averaging 76.7 U.S. cents.

Since the start of the year, the loonie has gained ground, after falling to a low of less than 70 U.S. cents in January. The dollar rose 16% between mid-January and early May, before stabilizing at around 76.5 U.S. cents in recent months.

—	This rise is due in part to the depreciation of the U.S. dollar, while financial markets have significantly lowered their expectations regarding future increases in the key interest rate in the United States.

—	In addition, the Canadian dollar was buoyed by the increase in oil prices during the first half of 2016.

The loonie could take a slight downturn by the end of the year, following the projected December 2016 rise in interest rates in the United States. It is expected to gradually appreciate as of 2017, owing particularly to an anticipated increase in oil prices.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.53

❑	A slow, gradual rebalancing of the oil market

After falling to a low of less than US$30 per barrel in early 2016, Brent and West Texas Intermediate (WTI) oil prices averaged US$47 and US$45, respectively, in September.

—	This rebound was fuelled by a decline in U.S. production, strengthening refinery demand, and supply disruptions in certain oil-producing countries.

—	The higher refinery demand is due mainly to an increase in global refining capacity of 1.2 million barrels per day (mb/d) in 2015 and 1.5 mb/d in 2016, primarily in China and the United States.

However, a weak economic outlook and a persistent oversupply due to record levels of crude oil inventories will slow the rebalancing of oil supply and demand.

—	This return to equilibrium is expected to occur gradually, which will cause a moderate rise in oil prices.

—	The price of Brent oil is expected to average US$44 per barrel in 2016 and US$51 in 2017, while it is anticipated that the price of WTI oil will average US$42 per barrel in 2016 and US$49 in 2017.

The Québec Economic Plan
C.54	October 2016 Update

4.	THE INTERNATIONAL ECONOMIC CONTEXT

Global economic growth was 3.2% in 2015. Growth rates of 3.0% in 2016 and 3.2% in 2017 are expected. The forecasts for 2016 and 2017 have been revised downward by 0.1 pp relative to the Québec Economic Plan of March 2016.

—	The main reasons for the downward revisions are weaker-than-expected growth in the United States at the beginning of the year as well as the uncertainties arising from the United Kingdom’s withdrawal from the European Union (Brexit).

The global economy should therefore continue to expand and strengthen modestly in the second half of 2016 and in 2017.

—	Advanced economies are likely to see continued growth as a result of low oil prices and the expansionary fiscal policies in certain countries.

—	Expansion of emerging economies will be driven by the high growth still being seen in China and India. In addition, given the anticipated increase in oil prices, the economic difficulties experienced by some oil-producing countries are expected to alleviate.

Despite these favourable conditions, global economic growth remains subdued, primarily due to the effects of population aging.

CHART C.57

Global economic growth
(real GDP in purchasing power parity, percentage change)

Sources: International Monetary Fund, IHS Global Insight, Eurostat and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.55

Weak global trade growth since the recession

Growth in the volume of world trade has been sluggish since the 2008-2009 recession. According to the International Monetary Fund (IMF), the annual growth rate averaged just 2.9% between 2008 and 2015, compared to 7.3% from 2000 to 2007. The slowdown results from:

—	weak global economic growth;

—	the new phase of globalization, characterized in particular by a slowdown in offshoring of production to emerging economies with lower labour costs and by higher trade barriers.

Trade is adjusting to a new level of global economic growth

According to a recent IMF study, the more sluggish economic growth, especially in investment, resulted in slower growth in world trade.

—	Growth in world real GDP fell from an average rate of 4.5% between 2000 and 2007 to 3.2% between 2008 and 2015.

—	Investment growth also decreased, dropping from 4.9% to 3.0% for the same periods.

The Québec Economic Plan
C.56	October 2016 Update

❑	Continued growth in advanced economies

Advanced economies continue to expand despite a slowdown in 2016. The growth rate is expected to decrease from 2.1% in 2015 to 1.5% in 2016 and then rise to 1.7% in 2017. Growth in this group of countries will be driven mainly by low oil prices and the maintenance of accommodating financial conditions.

—	In the United States, economic growth is expected to rebound in the second half of 2016, after getting off to a disappointing start.

—	In Japan, growth will get a boost from the decision to defer the scheduled increase in the consumption tax, which will likely increase from 8% to 10% in 2019.

—	In the euro area, growth will benefit, in particular, from the easing of credit conditions, with support from accommodative monetary policy, and budget measures implemented by a number of governments.

The United Kingdom will feel the negative effects of its withdrawal from the European Union, which could intensify business concerns. Against this backdrop, the rate of growth in UK real GDP is expected to slow to 1.9% in 2016 and 0.5% in 2017 (+2.2% in 2015).

—	However, these effects should have a limited impact on the global economy, as the United Kingdom accounts for only 2.4% of global GDP.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.57

❑	Alleviation of difficulties in commodity-exporting emerging economies

After standing at 4.0% in 2015, growth in emerging economies is projected to accelerate modestly to 4.1% in 2016 and 4.3% in 2017. Growth will be driven primarily by:

—	improvement of the economic situation in commodity-producing countries, such as Brazil, Russia and some African countries, which will benefit from the modest rise in oil prices;

—	continued high growth in China and India, where government action will spur growth in domestic demand.

Even with modest strengthening, emerging economies will grow at a slower pace than the average annual growth of 5.7% seen from 2010 to 2014.

—	China’s transition to an economic growth model driven by consumption and services is ongoing.

—	At the same time, the rate of growth in China is slowly decelerating, edging down from 7.3% in 2014 to 6.9% in 2015 and 6.7% in the first half of 2016.

The Québec Economic Plan
C.58	October 2016 Update

❑	Growth outlook for the major economies

In Canada, real GDP growth is expected to remain at 1.1% in 2016, a similar pace to that in 2015. Oil-producing provinces are still experiencing economic difficulties, while manufacturing provinces are benefiting from the low Canadian dollar and oil prices. In 2017, economic growth is projected to increase to 1.9%. Gradually rising oil prices should drive a revival of energy investment.

In the United States, growth is expected to slow from 2.6% in 2015 to 1.5% in 2016 and then accelerate to 2.1% in 2017. After a disappointing start to the year, the U.S. economy should gain traction in the second half of 2016, supported mainly by domestic demand. On the other hand, the strong U.S. dollar as well as more moderate growth of several of the United States’ main trading partners will continue to limit the contribution of net exports to real GDP growth.

In the euro area, growth is expected to decelerate from 2.0% in 2015 to 1.5% in 2016 and 1.2% in 2017, primarily due to the slowdown in the United Kingdom, its main trading partner. However, domestic demand will continue to benefit from low oil prices.

In the United Kingdom, growth is projected to be 1.9% in 2016 and 0.5% in 2017, compared to 2.2% in 2015. The negative repercussions of the uncertainties arising from the United Kingdom’s withdrawal from the European Union are likely to put a drag on growth in the coming years, despite the recent easing of monetary policy.

In Japan, economic growth is projected to remain at 0.5% in 2016 and be 0.8% in 2017. It should be supported by the new US$270 billion economic stimulus plan announced by the Japanese government. In addition, the consumption tax increase, initially scheduled for April 2017, has been delayed to 2019. Japan’s economic expansion will nonetheless be strained by the negative impact of the strong yen.

In China, economic growth is likely to continue slowing and stand at 6.5% in 2016 and 6.2% in 2017 as the country transitions to a consumption- and service-driven growth model. However, the economy will get a boost from the government’s major investment plan and robust consumption.

In India, the economy is still seeing robust growth. Real GDP is forecast to rise by 7.6% in 2016 and 7.4% in 2017. Domestic demand will be helped by progress in the structural reforms, in particular government measures to relax foreign direct investment rules, and by monetary easing. In addition, exports could benefit from continued growth in the United States, a major market for India.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.59

TABLE C.9

Global economic growth outlook
(real GDP, annual percentage change)

		Weight(1)	2015	2016	2017
World(2)		100.0	3.2	3.0	3.2
–	March 2016		3.0	3.1	3.3
Advanced economies(2)		42.9	2.1	1.5	1.7
–	March 2016		1.9	1.9	2.0
Canada		1.5	1.1	1.1	1.9
–	March 2016		1.2	1.3	2.1
United States		15.9	2.6	1.5	2.1
–	March 2016		2.4	2.3	2.3
Euro area		12.1	2.0	1.5	1.2
–	March 2016		1.5	1.6	1.6
United Kingdom		2.4	2.2	1.9	0.5
–	March 2016		2.2	2.2	2.1
Japan		4.3	0.5	0.5	0.8
–	March 2016		0.4	0.9	0.7
Emerging and developing economies(2)		57.1	4.0	4.1	4.3
–	March 2016		3.9	4.0	4.3
China		16.6	6.9	6.5	6.2
–	March 2016		6.9	6.3	6.2
India(3)		6.7	7.6	7.6	7.4
–	March 2016		7.5	7.5	7.2
(1)	Weight in global GDP in 2014.
(2)	Data based on purchasing power parity.
(3)	For the fiscal year (April 1 to March 31).

Sources:	IHS Global Insight, International Monetary Fund, Datastream, Eurostat, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
C.60	October 2016 Update

5.	CHANGES IN THE PRICES OF THE MAIN METALS IN QUÉBEC

After standing at its lowest level in late 2015, the world price index for metals from Québec (WPIMQ) rose appreciably during the first half of 2016. The index, which tracks prices for the principal metals mined in Québec along with aluminum, jumped 14.9% between December 2015 and September 2016 following an increase in each of its three components.

—	The aluminum sub-index and the industrial metals sub-index rose by 6.6% and 29.4%, respectively, mainly as a result of the positive impact on demand of the economic support measures introduced by the Chinese government.

—	The precious metals sub-index jumped 24.1% with low interest rates and the uncertain economic and political climate driving heightened demand for these metals as safe-haven investments.

—	Furthermore, the 5.4% depreciation in the U.S. dollar since peaking in January also drove up metal prices, metals generally being traded in U.S. dollars.

Following several years of decline, the WPIMQ appears to be gaining traction with the downward adjustment in global production of metals and more sustained demand for certain metals.

CHART C.62

World price index for metals from Québec(1)
(index, 2010 = 100, monthly data)

(1)	The index includes the prices for the principal metals mined in Quebec (iron, nickel, zinc, copper, gold and silver) as well as aluminum. Prices used to calculate the index are expressed in U.S. dollars.

Sources:	Institut de la statistique du Québec, Statistics Canada, Bloomberg, World Bank and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.61

❑	Price of aluminum benefits from an adjustment in global production

Global aluminum production was down 0.7% year-over-year in the first half of 2016. Chinese production fell by 1.8% during the same period, leading to a 9.2% decline in China’s aluminum exports.

—	The adjustment boosted the price of aluminum, which has risen 8.1% since November and averaged US$1 594 per tonne in September.

—	The price of aluminum also benefited from the positive impact on demand of China’s economic support measures as well as depreciation of the U.S. dollar.

Demand for aluminum will continue to grow in the coming years, driven primarily by the increasing use of this metal in the automotive sector and the fabrication of power cables.

—	The price of aluminum is therefore expected to average US$1 600 per tonne in 2017, up from almost US$1 580 in 2016.

—	After that, the price should continue to see slight rises. The ongoing construction of new aluminum smelters, particularly in China, will strain price growth for aluminum.

The Québec Economic Plan
C.62	October 2016 Update

❑	Sharp rise in industrial metal prices in 2016

Industrial metal prices were in a trough at the beginning of the year as a result of market concerns over economic growth in China, the sharp drop in oil prices and the rise in the U.S. dollar. Since then, however, there has been a strong price appreciation.

—	The price of iron ore jumped 19.2% in March, after the Chinese government announced a new five-year plan to boost economic growth by at least 6.5% per year between now and 2020. The price also benefited from a slight upturn in building construction in China.

—	The price of nickel increased 14.9% in July, when the Philippine government announced that operation of a number of nickel mines was being suspended for environmental reasons.

—	The price of zinc is up nearly 50% since January, benefiting from a 12.0% decrease in mine production after the first seven months of 2016, compared to the same period in 2015.

—	The price of copper has also increased since the start of the year, but not as much as the price of most other metals because of the high volume of copper produced.

Industrial metal prices are expected to continue rising in the coming years, but gradually, given the moderate outlook for global economic growth.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.63

❑	Low interest rates underpinned gold prices

Central banks’ highly accommodative monetary policies amid an uncertain economic and political climate spurred demand for gold as a safe haven and drove a sharp increase in its price since the start of 2016.

—	The price of gold rose from US$1 070 an ounce in December 2015 to US$1 326 an ounce in September 2016, an increase of 23.9%.

Low interest rates, and even the negative interest rates imposed by a number of central banks in Europe and Japan, depressed the yield on government bonds.

—	This situation makes gold more attractive as a safe-haven investment.

—	As a result, demand for gold used for that purpose more than doubled between the second half of 2015 and the first six months of 2016, increasing from 452 to 1 064 tonnes during that period.

Whereas world production of gold remains relatively stable and global uncertainty is expected to continue to be contained, the price of gold should average around US$1 270 in 2016 and remain near that price in 2017.

The Québec Economic Plan
C.64	October 2016 Update

6.	MAIN RISKS THAT MAY INFLUENCE THE FORECAST SCENARIO

The economic and financial forecasts used in the October 2016 Update of the Québec Economic Plan are based on several assumptions, some of which are associated with risks.

—	A number of the risks are external. For example, some economic and financial variables, such as growth in the major economies, oil and other commodity prices, and even financial indicators, might trend in different directions than forecast.

—	Other risks are internal and could drive some of Québec’s economic variables in a different direction than expected.

Since the release of the Québec Economic Plan of March 2016, some of the risks identified have intensified, while others have attenuated. And new risks have appeared, especially globally.

❑	Widespread slowdown in the global economy

Since the release of the Québec Economic Plan of March 2016, the significant turmoil in financial markets of the beginning of the year has subsided.

The economic scenario used by the Ministère des Finances du Québec is based on the assumption that economic growth will gradually strengthen in the coming years. However, a turnaround in the current economic cycle is still possible, with the global economy still facing major challenges. For example:

—	economic growth might slow in the United States and some emerging economies. Emerging economies are dealing with large debts and important industrial production overcapacities;

—	financial markets could experience significant turbulence again, which could lead to greater risk aversion and an erosion of investor confidence in the economic outlook.

—	the political climate could result in more protectionist measures in several regions of the world.

The Québec economy has favourable fundamentals, but could be negatively affected by such developments. For example, an increase in global uncertainties could affect a recovery in investment.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.65

❑	Increased political uncertainty

Middle East geopolitical conflicts continue, while political uncertainty has increased, especially in the United States and Europe.

—	The economic scenario is based on the assumption that these elements will have limited influence on the global economic situation.

—	If the political uncertainty were to increase as a result of, say, heightened conflict or an increase in protectionist measures, it could weaken the global economy even further.

■	Brexit – an unprecedented event

Brexit, an unprecedented event in Europe, is one of the risks that has materialized since March 2016.

—	The uncertainty fuelled by Brexit mostly relates to the negotiations on the United Kingdom’s withdrawal from the European Union (EU) and the conditions that will be decided.

Thus far, the impact of Brexit on the global economy has been moderate and is expected to remain so. However, the potential economic and political implications of Brexit are numerous. Its negative effects on global economic growth may be more significant if, among other things:

—	the British government is unable to reach an agreement with the EU, in which case UK trade with the EU would be limited;

—	it takes longer to renegotiate deals with other states.

If this is the case, Brexit could put a drag on global trade and erode confidence as well as create turmoil in financial markets.

❑	Wide fluctuations in oil prices

The outlook for oil prices in the October 2016 Update assumes that members of the Organization of Petroleum Exporting Countries (OPEC) will honour the preliminary agreement reached in Algiers in late September to curb oil production.

—	If they do, it should buoy oil prices.

However, since some of the variables that cause oil prices to change are unknown, prices could fluctuate widely. For example:

—	strict adherence to the terms of the OPEC agreement and the stance taken by other oil-producing countries, such as Russia, will have major consequences for the market’s rebalancing and future oil price trends;

—	weaker growth in the global economy and a quicker rebound in U.S. oil production could drive up global supply, which would translate in lower than expected oil prices.

The Québec Economic Plan
C.66	October 2016 Update

Wide price fluctuations, which would result in different oil price trends than those forecast, could influence the global growth outlook as well as the outlooks for the Canadian and Québec economies.

❑	Unexpected developments in the Canadian economy

Certain risks associated with the economic situation in Canada may influence the growth outlook for Québec.

—	Some of these risks could have a downward effect on Canada’s economic growth, in particular the softwood lumber dispute, the persistently low oil prices and the anticipated slowdown in the real estate sector.

—	Other risks could cause Canada’s economy to grow at a faster pace than expected.

■	Softwood lumber dispute with the United States

Last March, Canada and the United States undertook to renegotiate the softwood lumber trade agreement, which had expired.

—	The previous deal, the Softwood Lumber Agreement (SLA), had been signed in 2006 following a long dispute over stumpage charges for timber harvested in Canadian Crown or public forests.

—	The purpose of the SLA was to provide a framework for Canada-U.S. trade in softwood lumber. The agreement imposed quotas on Canadian companies exporting to the United States as well as lumber tariffs.

A new softwood lumber dispute between Canada and the United States puts production and jobs in Canada’s forest industry at risk, particularly in Québec and British Columbia.

■	Persistently low oil prices

Over the last few years, the drop in oil prices significantly hampered economic activity in Canada’s western provinces, slowing Canada’s overall economic growth.

Oil prices have been gradually increasing in 2016 and, based on the forecast scenario, should continue rising in 2017.

—	If oil prices do not rise, renewed growth in real GDP in Canada’s oil-producing provinces will be delayed.

—	However, provinces that do not produce oil would benefit from the low oil prices.

The Québec Economy:
Recent Developments and Outlook for 2016 and 2017	C.67

■	Canada’s residential sector might see a stronger slowdown

In 2016, residential investment in Canada was spurred by significant activity in the Vancouver and Toronto real estate markets. With the demand for new housing being mostly filled already, the residential sector is expected to see an adjustment in the coming years and return to levels more in line with demographics.

British Columbia recently introduced an additional property transfer tax for foreign nationals and foreign corporations that buy real estate within the Greater Vancouver Regional District.

—	The goal of these new measures is to cool Vancouver’s real estate market.

In addition, on October 3, 2016, the Department of Finance Canada announced a series of new measures to stabilize the Canadian residential sector. The measures could have the effect of, among other things, curbing activity and price trends in Canada’s home-resale market.

—	A sharper-than-expected slowdown would have a negative impact, particularly in provinces whose real estate market could undergo a correction.

—	These effects could spill over to all of the provinces through economic and financial channels.

❑	Higher global growth in some countries

Even though the global economy remains fragile, economic growth could be stronger than expected in certain countries or regions. For example:

—	in the United States, a waning of economic and political uncertainties could spur a stronger than expected rebound in business investment;

—	a significant improvement in the outlook for commodities could provide added support to economic growth in commodity-producing emerging economies, such as Brazil and Russia.

Stronger economic growth, especially in the United States, would have a positive impact on Québec’s international exports and economic growth.

The Québec Economic Plan
C.68	October 2016 Update